Thermon Industries, Inc.

100 Thermon Drive

San Marcos, Texas 78666

December 10, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief

Re:	Thermon Industries, Inc.
Registration Statement on Form S-4 (File No. 333-168915)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Thermon Industries, Inc. (the “Company”) hereby requests, on its behalf and on behalf of the additional registrants named in the Registration Statement (as defined below) (such additional registrants, together with the Company, the “Co-Registrants”) that its Registration Statement on Form S-4 (File No. 333-168915), as amended (the “Registration Statement”), be declared effective at 4:00 p.m., Washington, D.C. time, on December 13, 2010, or as soon thereafter as practicable.

In connection with the acceleration of the declaration of effectiveness of the Registration Statement, the undersigned hereby acknowledges on behalf of the Co-Registrants that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Co-Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Co-Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THERMON INDUSTRIES, INC.

By:	/s/ Rodney Bingham
Rodney Bingham
President